EXHIBIT 12.1

Computation of Ratio of Earning to Fixed Charges

(In Millions)

	Line #	2004	2003	2002	2001	2000
Income Available for Fixed Charges:
Income before income taxes	1	$8.3	$14.6	$0.7	$3.1	$7.9
Interest expense	2	8.1	6.4	9.1	14.8	18.2
Income available for fixed charges	3	16.4	21.0	9.8	17.9	26.1

Fixed Charges:
Interest expense	4	8.1	6.4	9.1	14.8	18.2

Number of times fixed charges were earned (line 3 / line 4)		2.0x	3.3x	1.1x	1.2x	1.4x